EROS INTERNATIONAL ANNOUNCES AGENDA FOR INVESTOR DAY ON OCTOBER 13, 2015

London, UK, October 9, 2015: Eros International, Plc (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, today announced the formal agenda for its inaugural investor day on Tuesday, October 13, 2015 in New York City at the Trump SoHo New York. Led by Executive Chairman, Kishore Lulla and Group Chief Executive Officer, Jyoti Deshpande, the live event will commence at 1:30 PM EDT with formal presentations from several members of the senior management team, followed by a cocktail reception.

Below is a schedule of events:

1:30 PM-3:50 PM	Opening Remarks & Vision Group Strategy & Operations Deep dive into Eros Now Content is King – Franchises and more	Kishore Lulla - Executive Chairman Jyoti Deshpande – Group CEO & MD Rishika Lulla – CEO Eros Digital & team Ajit Thakur – CEO Trinity Pictures
3:50PM	Break
4:00 PM	Financial Strategy	Prem Parameswaran – Group CFO & President – North America Address by Board members: David Maisel & Rajeev Misra
4:30 PM	Q&A Session
5:10 PM	Closing Remarks
5:15 PM	Cocktail Reception	Mr. Jones Bar & Lounge, Trump SoHo

For questions concerning the event or to RSVP to attend in person, please contact, investorday@erosintl.com.

Eros also invites investors and other interested parties to listen to the live webcast, which will begin at 1:30 PM EDT on October 13, 2015. The webcast will be accessible on the Company's website, http://erosplc.com/, with a replay available following the conclusion of the event.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com.

CONTACT:

Vanisha Dhimer

Eros International Plc

Investor Relations Manager

vanisha.dhimer@erosintl.com

+44 207 258 9894

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com